

December 19, 2011

Via E-mail
Mr. Brian J. Robinson
Executive Vice President, Chief Financial Officer and Treasurer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

      Re: **General Cable Corporation**
              Form 10-K
              Filed February 25, 2011
              File No. 1-12983

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis, page 28

Results of Operations, page 35

1. You disclose on page 37 that gross margin benefits during 2010 were offset by $19.5 million in charges related to the substantial completion of negotiations with the works councils of various operations in Europe to permanently reduce manufacturing personnel, though we note from page 29 there were no material permanent facility closures during the year. This amount is material to your operating and net income but is not discussed elsewhere. In this regard, compliance with ASC 420-10-50-1 does not appear evident. Please address these requirements in your response letter and revise future filings as necessary.

Liquidity and Capital Resources, page 42

2. You have disclosed on page 43 that approximately 11% of your December 31, 2010 consolidated cash balance is held in Venezuelan. In future filings, please quantify the cash held in other jurisdictions where there are factors which may adversely impact your ability to transfer funds between subsidiaries. See the analogous guidance in Section 501.09.b of the Financial Reporting Codification. Also disclose whether there could be any material adverse tax consequences if you transferred foreign cash to the U.S.

3. On page 8 you disclose you purchase copper and aluminum from various global sources, generally through annual supply contracts. Given these principal raw materials constituted approximately 60% of your product costs at December 31, 2010 also as disclosed on page 8, please tell us what consideration you have given to including these supply contracts in your table of contractual obligations on page 47.

Form 10-Q for the period ended September 30, 2011

Management's Discussion and Analysis, page 34

4. We note your market capitalization appears to be approximately 24% less than your net assets of $1.59 billion as of September 30, 2011. Please explain and/or provide a reconciliation, and address why there was apparently no need for an interim impairment test as of that date. Also disclose the business purpose(s) for the $125.0 million share repurchase program authorized by the Board of Directors in the fourth quarter. We note the information provided in the third quarter press release.

Results of Operations, page 38

5. We note your discussion of gross profit dollars. We also note that your quarterly gross profit percentage has decreased successively since the first quarter of 2011. Please address this downward trend as applicable in future filings. In this regard, please expand this discussion in future filings to provide a detailed and appropriately quantified analysis of costs that provides investors an understanding through the eyes of management of the impact of changes in these costs and plans to manage them. Discussion relating to specific raw materials and specific product lines or operating segments may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets.

Liquidity and Capital Resources, page 44

6. We note accounts receivable as a percentage of quarterly revenues has fluctuated in the three quarters of 2011. Given the material impact accounts receivable has on operating cash flows, and that such cash flows were negative in each of these periods, in future

filings please quantify the days sales outstanding for the periods presented and discuss material variances therein.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief